February 22, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Unicobe Corp. Registration Statement on Form S-1 Filed February 2, 2016 File No. 333-206916

Dear Messrs.:

We express our appreciation for your prompt review of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Unicobe Corp., a Nevada corporation (the “Company”). On behalf of the Company, we are responding to comments on the Registration Statement provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 10, 2016 (the “Comment Letter”). In conjunction with these responses, the Company is filing its Amendment No. 3 to the Registration Statement (the “Amendment”) via EDGAR.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

General

1.
We note your response to comment one of our letter dated November 23, 2015 and your amended disclosure that you have signed sales contracts with three new customers. We are unable to discern from your disclosure, or in the sales contracts attached as exhibits, what the subject of the contracts are other than that they are defined “as per invoice.” Please explain to us what is included in the sales of goods and how they fit into your specific business plan.

Company response: The Company has produced many different kind of engraving products in accordance to orders from our customers. The orders usually contain trinkets, figurines, statuettes, engraving on glasses and others. Unicobe Corp. is producing engraving products using functions of its engraving machine. Based on the above information the management believes that the Company is working in accordance to the presented business plan.

2.
We note that one of your three contracts of sale exists between you and Smartarts, Ltd., a company who you have consistently listed as among your domestic competitors and considered a barrier to entering the laser engraving market. Please explain to us how selling to a competitor fits within your current business model.

Company response: The order was made by our competitors in a trial, test format, in a perspective of possible further cooperation between the companies, as long as our engraving machine has functions which are differ from the equipment that our competitors have.

Please note that the Company has included certain changes to the Registration Statement other than those in response to the Staff’s comments.

Sincerely,

/s/ Anatoliy Kanev
Unicobe Corp.